Exhibit 99.a.7

FOR IMMEDIATE RELEASE

For More Information Contact:

Aberdeen Standard Investments Inc.

Investor Relations

800-522-5465

Investor.Relations@aberdeenstandard.com

ABERDEEN EMERGING MARKETS EQUITY INCOME FUND, INC.

ANNOUNCES FINAL RESULTS OF CASH TENDER OFFER

(Philadelphia, June 21, 2019) — Aberdeen Emerging Markets Equity Income Fund, Inc. (the “Fund”) (NYSE American: AEF) announced today the final results of its cash tender for up to 15% of the Fund’s outstanding shares, or 8,956,196 shares.  The offer expired at 11:59 p.m. New York City time on June 17, 2019.

Based on current information provided by Computershare Trust Company N.A., the depositary of the tender offer, approximately 38,841,183 shares of common stock or 65.1% of the Fund’s outstanding stock were properly tendered, and the Fund has accepted, subject to adjustment for fractional shares, 8,956,196 shares for cash payment at a price equal to $7.86, which represents 98% of the Fund’s net asset value per share (“NAV”) as of the close of regular business on the NYSE American on June 18, 2019. Since the total number of shares tendered exceeded the number of shares the Fund offered to purchase, all tenders of shares were subject to proration (at a ratio of approximately 0.2306) in accordance with terms of the tender offer. Following the purchase of the properly tendered shares, the Fund will have 50,751,778 outstanding shares.

Important Information

Aberdeen Emerging Markets Equity Income Fund, Inc. is a closed-end equity fund. The Fund seeks to provide both current income and long-term capital appreciation by investing, under normal market conditions, at least 80% of its net assets, plus any borrowings for investment purposes, in emerging market equity securities. Its shares are listed on NYSE American under the symbol ‘‘AEF.’’

Closed-end funds are traded on the secondary market through one of the stock exchanges. The Fund’s investment return and principal value will fluctuate so that an investor’s shares may be worth more or less than the original cost. Shares of closed-end funds may trade above (a premium) or below (a discount) the net asset value (NAV) of the fund’s portfolio. There is no assurance that the Fund will achieve its investment objective.

International investing entails special risk considerations, including currency fluctuations, lower liquidity, economic and political risks, and difference in accounting methods.

The Fund’s daily NYSE American closing price and NAV, as well as other information, including updated portfolio statistics and performance are available at www.aberdeenaef.com or by calling the Fund’s Investor Services at 800-522-5465.

Aberdeen Standard Investments Inc. has prepared this report based on information sources believed to be accurate and reliable.  However, neither the Fund, Aberdeen Asset Managers Limited (the Investment Adviser), nor any other person guarantees their accuracy.  Investors should seek their own professional advice and should consider the investment objectives, risks, charges and expenses before acting on this information. Aberdeen is a U.S. registered service mark of Aberdeen Asset Management PLC.

Aberdeen Standard Investments is a brand of the investment businesses of Standard Life Aberdeen plc, its affiliates and subsidiaries. In the United States, Aberdeen Standard Investments is the marketing name for the following affiliated, registered investment advisers:  Aberdeen Standard Investments Inc., Aberdeen Asset Managers Ltd., Aberdeen Standard Investments Australia Ltd., Aberdeen Standard Investments (Asia) Ltd., Aberdeen Capital Management, LLC, Aberdeen Standard Investments ETFs Advisors LLC and Standard Life Investments (Corporate Funds) Ltd.

If you wish to receive this information electronically, please contact Investor.Relations@aberdeenstandard.com

aberdeenaef.com

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